FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 2, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

WIMM-BILL-DANN FOODS OJSC OPENS

VIMM-BILL-DANN TOSHKENT DAIRY PLANT LLC

IN UZBEKISTAN

Moscow, Russia – September 2, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the opening of Vimm-Bill-Dann Toshkent Dairy Plant LLC.

The plant, created on the basis of Toshkent Sut, OAJ production facility, acquired by Wimm-Bill-Dann in April 2004, has been fully modernized and brought in compliance with Wimm-Bill-Dann’s technical and quality standards.

The equipment to the total capacity of 68 tons per day was installed at the plant over the past year. Following the launch capacity utilization will stay around 20% and will be increasing with the introduction of new product categories and growing demand. The refurbished plant will employ 128 people, including administrative personnel.

David Iakobachvili, Chairman of the Board of Directors of Wimm-Bill-Dann Foods OJSC, said in his statement: “Uzbekistan is the most populated republic of Central Asia, with a strong tradition of dairy consumption. We believe that timely entry into this market will ensure our leading position across the Central Asian region as a whole. We are grateful to the Government of Uzbekistan for the assistance and support provided, and we hope we will be able to win consumer loyalty and respect in Uzbekistan. In fact, many people here are already aware of our products, as they have been selling on the territory of Uzbekistan since 2000. But due to the lack of our own production facility the volumes remained insignificant up to now. Today, we believe we are in a position to contribute to the development of Uzbekistan’s dairy market and dairy  consumption”.

The plant is to manufacture traditional dairy products (milk, kefir, ryazhenka, cream, sour cream, curds, butter) under the following nationwide brands: “Domik v Derevne”, “Veselyi Molochnik” and “Chudo”, as well as drinking yogurts under “Frugurt” brand and local fermented milk drinks – airan and tan.

-   Ends –

For further enquiries contact:

Eleonora Chernetskaya

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

109028 Russia

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

e-mail: ella@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 27 manufacturing facilities in 22 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: September 2, 2005